Exhibit 12

NATIONAL RURAL UTILITIES COOPERATIVE FINANCE CORPORATION

Computation of Ratio of Earnings to Fixed Charges

	Nine Months Ended	Years Ended May 31,
(Dollars in thousands)	February 29, 2016	2015	2014	2013	2012	2011
Earnings:
Net income (loss)	$(155,775)	$(18,927)	$192,926	$358,087	$(148,797)	$151,215
Add: Fixed charges	504,013	635,684	654,655	692,025	761,849	841,288
Less: Interest capitalized(1)	—	—	—	—	(71)	(208)
Income available for fixed charges	$348,238	$616,757	$847,581	$1,050,112	$612,981	$992,295

Fixed charges:
Interest on all borrowings(2)	$504,013	$635,684	$654,655	$692,025	$761,778	$841,080
Interest capitalized	—	—	—	—	71	208
Total fixed charges	$504,013	$635,684	$654,655	$692,025	$761,849	$841,288

Ratio of earnings to fixed charges	0.69	0.97	1.29	1.52	0.80	1.18
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(1)Interest capitalized consists of interest paid in connection with financing the construction of our new headquarters building during the construction period.
(2)Interest expense includes the amortization of discounts and issuance costs.